

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

<u>Via E-mail</u>
Dmitry Loschinin, CEO
Luxoft Holding, Inc.
Themistokli Dervi, 5
Elenion Building, 2nd Floor
1066, Nicosia
Cyprus

> **Re: Luxoft Holding, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 15, 2013**
> **CIK No. 0001538375**

Dear Mr. Loschinin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Inside Front Cover Page, page i

3.   Please remove from this page the information not called for in Item 502 of Regulation S-K. Also, you should generally avoid the use of a specialized vocabulary in your prospectus. In this regard, please consider replacing the acronym "CEE" with a term that is more accessible to investors, such as "Central/Eastern Europe." Refer to Rule 421(d) under the Securities Act.

Prospectus Summary, page 1

4.   Please disclose on the cover page that you will be a "controlled company" and provide in the summary a discussion of its ramifications for investors. Include under the risk factors heading on page 9 of the summary the fact that IBS Group will continue to have substantial control over the company after the offering. Finally, we note that you plan to disclose on page 9 the percentage of your outstanding ordinary shares to be beneficially owned by IBS Group following the offering. Please also disclose the percentage of your voting power to be held by IBS Group following the offering.

5.   Please advise us of the basis of your belief that you are a "leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations."

6.   With respect to data attributed to a third party source, such as IDC or Forrester Research, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

7.   For each of the awards referenced in the prospectus, such as the award for "IT Outsourcing project of the Year" for 2012 from the European Outsourcing Association, provide us with support for each award and put the disclosure in the prospectus in context by providing information about the award process. For example, disclose if you were independently chosen or nominated for each award or if you applied for consideration, if you paid to compete for an award, the criteria used in conferring each award, the number of companies considered for each award and the number of awards made.

Implications of being an emerging growth company, page 10

8.   Please clarify your election under Section 107(b) of the JOBS Act. In this regard, disclose one of the following, here and on page 76 when discussing exemptions granted to you by the JOBS Act:

    o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Offering, page 12

9.   Describe the rights of your Class A and Class B shares to participate in your income and losses. Revise similar disclosures located throughout your filing.

Risk Factors

"Wage inflation in countries where our delivery centers are located," page 22

10.   Revise this risk factor to specify which countries are actually facing wage inflation and disclose in quantitative terms the level of inflation such countries have experienced.

"It may be difficult to enforce a U.S. or foreign judgment against us," page 45

11.   Please make clear whether a treaty or reciprocity exists between the United States and Ukraine.

Special Note Regarding Forward-Looking Statements and Industry Data, page 50

12.   We note the statement in this section that you have "not independently verified market and industry data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein." You may not include statements in the prospectus that imply that you are not assuming liability for the statistical and other industry and market data included in the document. Please revise.

Use of Proceeds, page 52

13.   We note that you have not allocated any specific portion of the net proceeds for any particular purpose. Please disclose the principal reasons for the offering. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 60

14.   Please discuss in this section your plans to introduce new products for commercial resale and licensing, as discussed in the risk factors on page 20.

Results of Operations

Factors affecting our results of operations

Tax reduction programs, page 61

15.   Please tell us and disclose what the "social contributions tax" is, how it is assessed, its purpose and the related rates. Similar revision should be made to Note 2. "Pension and social fund contributions" on page F-15.

Certain comprehensive income statement line items

Contract types, page 64

16.   We note the rapid and significant conversion from time-and-materials based contracts to fixed price contracts. Expand your narrative to discuss specific underlying reasons for these changes having taken place in such a short period of time. Further, discuss what impact these changes have had on your revenue recognition patterns and results of operations during the periods presented. Please consider, but do not limit your response to, the following examples in preparing your revised disclosure. For example, have there been changes in contract lengths, numbers of milestones, acceptances or a decrease in the rate at which revenue is recognized or other factors that describe the impact this change has had on your results of operations?

Liquidity and capital resources

Credit facilities and Overdraft facilities, page 72

17.   Disclose whether the offering will impact IBS's continued guarantees of the various credit and overdraft facilities entered into by your subsidiaries.

Critical Accounting Policies

Fair value of ordinary shares, page 80

18.   Once your estimated IPO price is known and included in your registration statement, please update the tabular presentation to reflect the most recent valuation, including what consideration has been given to the valuation of the Class A shares to be offered in this transaction. We may have further comment.

19.   Further, when your price range is available, reconcile and explain the difference between the fair value Class A stock as of the most recent valuation date and the midpoint of your IPO offering price range for your Class A stock.

Management

Directors, page 110

20.   Please disclose the expiration date for each director's current term of office and disclose whether you have service contracts with any of your directors that provide benefits upon termination of employment. Refer to Item 4.a of Form F-1 and Items 6.C.1 and 2 of Form 20-F. Also, provide more information about IBS Directors Limited and how it serves as a director of your company. For example, disclose whether a legal entity can function as a director under British Virgin Islands law and address for investors the effects of having a legal entity serve as a director rather than a natural person.

Compensation, page 114

21.   Please disclose the compensation paid to your directors. Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

Principal and Selling Shareholders, page 119

22.   Disclose in this section the portion of each class of your securities held in the United States. Refer to Item 4.a of Form F-1 and Item 7.A.2 of Form 20-F.

23.   Footnote 1 indicates that Mr. Karachinsky disclaims beneficial ownership over the shares owned by IBS Group except to the extent of his pecuniary interest. The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest. To the extent that you choose to retain the disclaimer of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Certain Relationships and Related Party Transactions, page 121

24.   Please file as exhibits your agreements with IBS Group related to the provision or purchase of services and equipment and the guarantees and suretyships disclosed on pages 123 and 124, or advise why filing of these agreements is not required. Also, in regard to the agreements with affiliates of your shareholder Rus Lux Limited, disclosed on page 125, please disclose the approximate dollar amount of the transactions between Luxoft and the related parties and file the agreements as exhibits. Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Authorized Shares, page 126

25.   Please include discussion of any procedures and timelines by which your board may make calls on shareholders for outstanding taxes or fees. Also, we note that notice of meetings may be called by not less than seven days, in writing. Please consider disclosing whether notice may be delivered electronically or including a risk factor discussing the ability for U.S. holders to receive timely notice.

Taxation, page 137

26.   Please revise the introductory paragraphs under this heading and "United States federal income taxation" to make clear that you discuss all material tax consequences and considerations. Additionally, to the extent practicable, please replace the term "certain" with substantive disclosure throughout your discussion of U.S. tax consequences.

United States federal income taxation, page 137

27.   Since you discuss the tax treatment of partnerships for U.S. federal income tax purposes on page 138, remove the bullet relating to "partnerships or other entities classified as partnerships" from the first bullet list in this section, or advise.

Enforceability of Civil Liabilities, page 158

28.   Please obtain and file a consent from White & Case consenting to the use of its name and opinion in this section.

Consolidated financial statements

Consolidated balance sheets, page F-5

29.   Tell us and disclose what amounts comprise the accrued liabilities for each reported period. See Rule 5.02.20 of Regulation S-X.

Notes to consolidated financial statements

Note 2. Basis of presentation and significant accounting policies

Foreign currency translation, page F-10

30.   Please refer to the final paragraph in this section and disclose the reported values of the assets, liabilities and retained earnings impacted by each of the not fully convertible currencies identified. Specifically describe what is meant by the statement that values used for purposes of these financial statements may not indicate what these assets and liabilities could settle for in USD. Tell us and disclose in your MD&A what impact the lack of full convertibility has had or is reasonably likely to have on liquidity.

Revenue recognition, page F-15

31.   You disclose on pages 1 and 93 to 95 that you provide software development services and IT solutions that include standard outsourcing client-directed engagements, managed delivery and transformational engagements. It appears that you have software platforms and product such as iviLink and Horizon, and multiple element arrangements that include software solutions and services and various non-software service offerings as well as multiple mission-critical engagements. Based on your disclosures it is not clear how your accounting for these arrangements complies with ASC 605-25 and ASC 985-605. Please advise and revise your accounting policies accordingly.

32.   To the extent you have any contingent or incentive revenues, warranty or cancellation terms in your contracts please revise your disclosures to address the related accounting policies.

Note 10. Income Taxes, page F-26

33.   Please revise to include disclosures of the components of income from continuing operations before income taxes as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Joshua G. Kiernan, Esq.
        White & Case LLP